Mail Stop 3561

      							September 28, 2005

Mr. Jose Gustavo Pozzi
General Manager and Sole Officer
Nortel Inversora S.A.
Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina

	Re:	Nortel Inversora S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		File No. 1-14270

Dear Mr. Pozzi:

      We have reviewed your amendment and supplemental response letter dated September 16, 2005 as well as your filing and have the following comments. As noted in our comment letter dated August 18,
2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 20-F for Fiscal Year Ended December 31, 2004

8. Debt of the Telecom Group
8.1.  The Telecom Group`s short-term and long-term debt, page F-24

1. We note your response to comment 10 and your statement that as a result of this tender offer, the Company purchased certain outstanding debt with a face value of approximately US$292 million, for a total purchase price of approximately US$161 million. Tell us the carrying value of the debt at the time of transaction. Based on this statement tell us in detail how you calculated a gain of US$376.
Please cite specific US GAAP literature used.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response in EDGAR. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Jose Gustavo Pozzi
General Manager and Sole Officer
September 28, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE